SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2024

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Six Month and Three Month Periods Ended June 30, 2024

On August 19, 2024, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the six-month and three-month periods ended June 30, 2024 (“OPC’s Periodic Report”). English convenience translations of (i) the Report of the Board of Directors for the Six-Month and Three-Month Periods ended June 30, 2024 and (ii) the Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2024, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy, OPC’s and CPV’s construction and development projects and tenders, including expected start of construction and completion date, estimated investment in projects, and characteristics (e.g., capacity and technology) and stage of development of such projects, including expected commercial operation date (“COD”), estimated construction cost, expected competitive advantage, the description of projects in various stages of development, carbon capture projects, and statements relating to expectations about these projects, including with respect to projects in Israel and the U.S., the investment agreement with a U.S. private equity fund for an investment in CPV Renewables including the terms and expected timing of completion of the investment and related statements about the agreement and investment, the agreement by CPV Group to acquire additional holdings in the Shore and Maryland power plants, including the expected investment amount and expected timing of completion of the transactions, the expected impact on CPV Group’s results of the availability prices in the PJM published in July 2024 and expected timing of next availability tenders, refinancing agreements of CPV Group projects, expectations with respect to interest rates, the war in Israel and potential impact on OPC, the supply license awarded to OPC-Rotem and related statements, the Electricity Authority decision with respect to smart meters, electricity and natural gas prices including forecasted prices and electricity margin, capacity payments and revenues, the NYISO and ISO-NE markets capacity payments and availability prices, carbon emissions tax, provisions of financing agreements including cash sweep mechanisms, gas supply agreements, and statements with respect to industry and potential regulatory developments in Israel and the U.S., including the Clean Air Act electricity tariffs and guaranteed payments in the U.S., the impact of seasonality and seasonal tariffs, the Electricity Authority tariffs, including the expected impact of the tariffs implemented in 2024 on OPC’s profits, and other non-historical statements. These statements are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of its projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions, as planned (including as to the actual cost and characteristics of projects and other transactions) or at all, the risk that development projects do not proceed to construction, risks relating to new and existing regulations and license requirements and regulatory decisions, risks relating to tariffs and gas prices and hedging and the impact on OPC’s results, risks relating to electricity prices in the U.S. where CPV operates and the impact of hedging arrangements of CPV, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. - Report of the Board of Directors for the Six-Month and Three-Month Periods ended June 30, 2024, as published on August 19, 2024 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2	OPC Energy Ltd. - Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2024, as published on August 19, 2024 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: August 19, 2024	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer